Exhibit 99.3

Appeal of the Deutsche Balaton Biotech AG to the free shareholder of Biofrontera AG

Biofrontera AG does not need an invasive "anchor shareholder", Maruho, who operates in the same industry as Biofrontera, and is therefore a competitor, who concludes so-called "research collaborations" with Biofrontera, who sells a loss-making US subsidiary to Biofrontera or who intends to secure distribution rights for large parts of the world for future Ameluz indications such as acne.

What Maruho understands as a "research collaboration" was presented by Maruho at the Extraordinary General Meeting of Biofrontera on May 15, 2019:

“The partnership follows a simple logic: Biofrontera contributes its technical know-how, Maruho provides the necessary financial resources. The fruits of cooperation are shared equally.”

Most recently, this "research cooperation" was extended in exchange for a reimbursement by Maruho worth as much as 1.1 million euros. This requires no further comment.

But why are such agreements being concluded with Maruho, the second largest shareholder of Biofrontera AG at all?

In our opinion, the Supervisory Board and the Management Board of Biofrontera AG are well aware of the fact that the results of the Supervisory Board elections and thus indirectly the composition of the Management Board as well as the amount of Management Board compensation significantly depend on the voting behavior of Maruho at the Annual General Meetings of Biofrontera AG.

Does one proverbial hand wash the other one?

We do not know that, but the agreements concluded with Maruho are neither evaluated objectively in a dependency report, nor is the supervisory board, in our opinion, independent and knowledgeable enough to carry out its own objective valuation.

Against all requests for special audits, which could bring light into the darkness, Biofrontera defends itself vehemently.

Why?

If everything was fine and beneficial to Biofrontera, there would be no reason to do so.

According to the case law of the German Federal Court of Justice, a discharge resolution of a general meeting can only be challenged because of its content if the subject matter of the discharge is a conduct which clearly constitutes a serious breach of law or statutes. The Cologne Higher Regional Court found in its ruling of 15th November 2018 regarding the backstop agreement concluded with Maruho, that such a clear and grave violation of the law within the meaning of this legal standard occurred during the 2016 discharge period at Biofrontera because the Board of Management of Biofrontera AG according to the indisputable facts has - in violation of § 53a German Stock Corporation Act (“AktG”) - not granted all existing shareholders the same opportunity to participate in the implementation of a capital increase in November 2016 by concluding a backstop agreement. The Higher Regional Court of Cologne has ruled that the Management Board of Biofrontera AG is therefore not discharged for the financial year 2016 and may not dispose of the authorized capital under exclusion of subscription rights. The effect of the judgment of the Higher Regional Court of Cologne with regard to the authorized capital occurred immediately and continues, even if Biofrontera has appealed a non-admission complaint concerning the revision to the German Federal Court not admitted by the Higher Regional Court of Cologne.

The opinion of Maruho, that the submission of shares in the Maruho offer – to a financially inappropriate price (current analyst ratings per share: SMC -> € 9.20, benchmark -> $ 20, accordingly 8,70 €, Dawson James -> 23,50 $, corresponding to 10,20 €, Lake Street -> 24,00 $, corresponding to 10,43 €), also in the point of view of the Supervisory Board and Management Board of Biofrontera AG – would strengthen the independence (!) of Biofrontera, seems a bit out of touch with reality. In our opinion, the opposite is much more plausible. But Maruho also knows more than anybody else on the stock exchange and reports on June 17, 2019, 8:02 am as follows: "The current stock price has been artificially driven up by speculation and tactics."

The current market price is far below the ratings of the analysts, which reach to 10.43 euros.

On May 29, 2019, the Deutsche Balaton Biotech AG announced together with DELPHI Unternehmensberatung AG its own voluntary public purchase offer to the shareholders of Biofrontera AG. The offer document will be published as planned after the approval by Federal Financial Supervisory Authority (“BaFin”).

If this release is scheduled to commence before the end of the Maruho Offer on June 24, 2019, 24:00, the Maruho Offer acceptance period will be extended until the end of our offer, and you also have a right of withdrawal if you have already submitted your shares in the Maruho offer.

We call upon you to wait for the publication of the voluntary public purchase offer of Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung AG, not to sell your shares to Maruho at a financially inappropriate price and to represent your votes at the upcoming Annual General Meeting of Biofrontera by yourselfes

Deutsche Balaton AG has requested and justified extensions of the agenda of the general meeting of Biofrontera AG for the July 10, 2019. The Biofrontera administration would like to withhold these justifications from you. This is not a very sovereign way of dealing with the largest shareholder of the company. The complete requests with justification can be found under

http://www.deutsche-balaton.de/wp-content/uploads/2018/02/2019-06-07_Erg%C3%A4nzungsverlangen-Gegenantrag-TOP-4.pdf as well as other relevant information, including a Memorandum of the Japanese law firm ASJ on the subject Maruho.

Heidelberg, June 18, 2019

Deutsche Balaton Biotech AG

Management Board